UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT No. 1)

                          AMCO TRANSPORT HOLDINGS, INC.
                    (Successor to Atlas-Republic Corporation)
                                (Name of Issuer)
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1. NAMES OF REPORTING PERSONS
            IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bestway Coach Express, Inc.
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ _ ]

(b) [X]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS

            WC

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(e) or 2(f)                                           [__]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

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        NUMBER OF
         SHARES      7.  SOLE VOTING POWER         100,000
      BENEFICIALLY   -----------------------------------------------------------
        OWNED BY     8.  SHARED VOTING POWER         0
          EACH       -----------------------------------------------------------
        REPORTING    9.  SOLE DISPOSITIVE POWER       100,000
       PERSON WITH   -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER       0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            100,000

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 [__]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.05%

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14. TYPE OF REPORTING PERSON
            CO
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                                EXPLANATORY NOTE

         This is an amendment to the Schedule 13D filed by Bestway Coach Express, Inc., a New York corporation (the "Reporting Person") on May 1, 2002. Reference should be made to the original filing of this Schedule 13D as information that has not changed has been omitted.

         On November 19, 2004, the Reporting Person sold 6,900,000 shares (the "Shares") of the common stock, $0.00001 par value per share, of AMCO Transport Holdings, Inc. (the "Company") to Shu Keung Chui and assigned to Mr. Chui a promissory note (the "Note") by the Company in favor of the Reporting Person in the aggregate principal amount of $101,500 along with accrued interest thereunder. The Reporting Person received $325,000 in cash in consideration for the sale of the Shares and the assignment of the Note. The sale of the Shares and the Note were effected pursuant to a Stock Purchase Agreement, dated November 19, 2004 (the "SPA"), among the Reporting Person, the Company and Mr. Chui.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 100,000 shares of the Company's common stock, representing 1.05% of the outstanding shares of the Company.

(b) The Reporting Person has the sole power to vote and dispose of the 100,000 shares.

(c) See the Explanatory Note above for a description of any transactions in Company's common stock that were effected during the last 60 days by the Reporting Person.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Company on November 19, 2004.

Item 7. Material to be Filed as Exhibits.

Ex. 1 Stock Purchase Agreement, dated November 19, 2004, among AMCO Transport Holdings, Inc., Bestway Coach Express Inc., and Shu Keung Chui.

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                                   SIGNATURES

         After reasonable inquiry and to the best of each of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2004

                                            BESTWAY COACH EXPRESS INC.

                                            By: /s/ Wilson Cheng
                                               --------------------------------
                                                Wilson Cheng, President